

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Robert P. Vogels
Senior Vice President and Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, Colorado 80401

> **Re: Golden Minerals Company**
> **Registration Statement on Form S-3**
> **Filed February 18, 2011**
> **File No. 333-172363**

Dear Mr. Vogels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with your analysis as to why you are eligible to use Form S-3 to register this transaction. General Instruction I.A.3(b) of Form S-3 requires you to have timely filed all required reports during the twelve months preceding the filing of your registration statement. The Form 8-K you furnished pursuant to Item 2.02 on August 24, 2010, does not appear to have been furnished within the period which Form 8-K specifies, and it appears that you would have been required to furnish two separate reports on Form 8-K to report the two press releases from May 4, 2010, and August 5, 2010. If you are not eligible to use Form S-3 for this offering, please amend on an appropriate form.

Signatures, page II-5

2.   Please revise the introductory paragraph to the signatures to provide the exact language that the form requires.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Deborah J. Friedman